FORM 6-K


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                        REPORT OF FOREIGN PRIVATE ISSUER

                        Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934

                           For the month of October 2008

                        Commission File Number 2 - 68279

                               RICOH COMPANY, LTD.
                 -----------------------------------------------
                 (Translation of Registrant's name into English)

               13-1, Ginza 8-Chome, Chuo-ku, Tokyo 104-8222, Japan
               ---------------------------------------------------
                    (Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.)

      Form 20-F    X      Form 40-F    __

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __ )

(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __ )

(Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

      Yes    __      No    X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-__ )


--------------------------------------------------------------------------------


                                    SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                            Ricoh Company, Ltd.
                                            ------------------------------
                                            (Registrant)

                                            By:  /S/  Zenji Miura
                                            ------------------------------
                                            Zenji Miura
                                            Director, Chief Financial Officer
                                            Corporate Executive Vice President



October 28, 2008


--------------------------------------------------------------------------------

RICOH                                                           October 28, 2008

                                QUARTERLY REPORT

                       Half year ended September 30, 2008
        (Results for the Period from April 1, 2008 to September 30, 2008)
                      Three months ended September 30, 2008
        (Results for the Period from July 1, 2008 to September 30, 2008)

PERFORMANCE OUTLINE (CONSOLIDATED)

(1) Half year ended September 30, 2007, 2008 and Year ending March 31, 2009 (Forecast)

                                                                                                   (Billions of yen)
-----------------------------------------------------------------------------------  --------------------------------
                                              Half year ended     Half year ended                Year ending
                                            September 30, 2008  September 30, 2007    Change   March 31, 2009
                                                 Results              Results                   Forecast     Change
-----------------------------------------------------------------------------------  --------------------------------
   Domestic sales                                   483.8               504.4           -4.1%     1,000.0       -1.6%
   Overseas sales                                   582.1               583.9           -0.3%     1,150.0       -4.5%
Net sales                                         1,065.9             1,088.3           -2.1%     2,150.0       -3.2%
Gross profit                                        443.3               451.2           -1.8%       898.0       -3.2%
Operating income                                     65.0                84.5          -23.0%       150.0      -17.4%
Income before income taxes                           58.8                85.0          -30.8%       142.0      -18.7%
Net income                                           34.3                53.1          -35.4%        87.0      -18.3%
-----------------------------------------------------------------------------------  --------------------------------
Exchange rate (Yen/US$)                            106.15              119.37         -13.22       103.08     -11.32
Exchange rate (Yen/EURO)                           162.69              162.36           0.33       146.35     -15.34
-----------------------------------------------------------------------------------  --------------------------------
Net income per share-basic (yen)                    47.56               72.83         -25.27       120.48     (25.56)
Net income per share-diluted (yen)                  46.28               70.90         -24.62       117.24     (24.91)
-----------------------------------------------------------------------------------  --------------------------------
Cash flows from operating activities                 21.1                78.8          -57.7           --         --
Cash flows from investing activities                -65.6              -137.1           71.4           --         --
Cash flows from financing activities                 34.1                -7.2           41.4           --         --
Cash and cash equivalents at end of period          159.6               190.1          -30.4           --         --
-----------------------------------------------------------------------------------  --------------------------------
Capital expenditures                                 46.9                39.6            7.3         90.0        4.7
Depreciation for tangible fixed assets               35.3                35.6           -0.3         75.0        2.2
R&D expenditures                                     63.2                61.5            1.6        127.0        0.9
-----------------------------------------------------------------------------------  --------------------------------

                                            September 30, 2008    March 31, 2008    Change
------------------------------------------------------------------------------------------
Total assets                                      2,220.8             2,214.3         6.5
Shareholders' investment                          1,102.4             1,080.1        22.2
Interest-bearing debt                               426.8               384.3        42.5
------------------------------------------------------------------------------------------
Equity ratio (%)                                     49.6                48.8         0.8
------------------------------------------------------------------------------------------
Shareholders' investment per share (yen)         1,519.08            1,498.29       20.79
------------------------------------------------------------------------------------------

(2)  Three months ended September 30, 2007 and 2008

                                            Three months ended  Three months ended
                                            September 30, 2008  September 30, 2007
                                                 Results              Results       Change
-------------------------------------------------------------------------------------------
   Domestic sales                                   249.9               259.7         -3.8%
   Overseas sales                                   294.4               298.5         -1.4%
Net sales                                           544.3               558.2         -2.5%
Gross profit                                        214.9               222.4         -3.4%
Operating income                                     25.3                37.9        -33.3%
Income before income taxes                           15.1                31.7        -52.4%
Net income                                            8.6                19.3        -55.4%
-------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                            107.63              117.98       -10.35
Exchange rate (Yen/EURO)                           161.92              162.00        -0.08
-------------------------------------------------------------------------------------------
Net income per share-basic (yen)                    11.85               26.45       -14.60
Net income per share-diluted (yen)                  11.53               25.75       -14.22
-------------------------------------------------------------------------------------------
Capital expenditures                                 26.5                22.5          3.9
Depreciation for tangible fixed assets               17.6                18.8         -1.2
R&D expenditures                                     31.4                34.3         -2.8
-------------------------------------------------------------------------------------------

                               RICOH COMPANY, LTD.

* The Company bases the forecast estimates for the fiscal year ending March 31, 2009 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

RICOH COMPANY, LTD. AND CONSOLIDATED SUBSIDIARIES

FINANCIAL HIGHLIGHTS FOR THE SECOND QUARTER ENDED SEPTEMBER 30, 2008 (U.S. GAAP FINANCIAL INFORMATION)

1. RESULTS FOR THE PERIOD FROM APRIL 1, 2008 TO SEPTEMBER 30, 2008

(1) Operating Results

                                                                     (Millions of yen)
--------------------------------------------------------------------------------------
                                                 Half year ended      Half year ended
                                               September 30, 2008   September 30, 2007
--------------------------------------------------------------------------------------
Net sales                                            1,065,927            1,088,373
   (% change from the previous
      corresponding period)                               -2.1                 10.3
Operating income                                        65,076               84,568
   (% change from the previous
      corresponding period)                              -23.0                 15.6
Income before income taxes                              58,875               85,042
   (% change from the previous
         corresponding period)                           -30.8                 14.5
Net income                                              34,345               53,160
   (% change from the previous
      corresponding period)                              -35.4                  2.1
Net income per share-basic (yen)                         47.56                72.83
Net income per share-diluted (yen)                       46.28                70.90

(2) Financial Position

                                                                    (Millions of yen)
-------------------------------------------------------------------------------------
                                               September 30, 2008      March 31, 2008
-------------------------------------------------------------------------------------
Total assets                                        2,220,881            2,214,368
Shareholders' Investment                            1,102,493            1,080,196
Equity ratio (%)                                         49.6                 48.8
Shareholders' investment per share (yen)             1,519.08             1,498.29
-------------------------------------------------------------------------------------

2. DIVIDEND INFORMATION

                                                     Year ended       Year ending
                                                   March 31, 2008   March 31, 2009
                                                      (Results)       (Forecast)
----------------------------------------------------------------------------------
Cash dividends, applicable to the year (yen)            33.00            37.00
   Interim (yen)                                        16.00            18.00
   Year-end (yen)                                       17.00            19.00
----------------------------------------------------------------------------------

Notes: Revision of expected dividends during this period: No

3. FORECAST OF OPERATING RESULTS FROM APRIL 1, 2008 TO MARCH 31, 2009

                                                                     (Millions of yen)
--------------------------------------------------------------------------------------
                                                                          Year ending
                                                                        March 31, 2009
--------------------------------------------------------------------------------------
Net sales                                                                  2,150,000
Operating income                                                             150,000
Income before income taxes                                                   142,000
Net income                                                                    87,000
Net income per share (yen)                                                    120.48
--------------------------------------------------------------------------------------

Notes: Revision of forecast of consolidated operating results during this period: Yes

4. OTHERS

(1)  Changes in significant subsidiaries: No
(2)  Changes in accounting method: Yes
*    For details see "4.Others"on page 5.
(3)  Number of common stock outstanding (including treasury stock):
     As of September 30, 2008 744,912,078 shares As of March 31, 2008 744,912,078 shares
(4)  Number of treasury stock:
     As of September 30, 2008 19,146,842 shares As of March 31, 2008 23,960,828 shares
(5)  Average number of common stock:
     As of September 30, 2008 722,135,512 shares As of March 31, 2008 729,901,240 shares

CONSOLIDATED PERFORMANCE

1. OPERATING RESULTS

*Overview

Consolidated net sales of Ricoh Group for the first half of fiscal year 2009 (6months period from April 1, 2008 to September 30, 2008) decreased by 2.1% as compared to the previous corresponding period, to Yen 1,065.9 billion. During this quarter, the average yen exchange rates were Yen 106.15 against the U.S. dollar (up Yen 13.22) and Yen 162.69 against the Euro (down Yen 0.33). Net sales would have increased by 1.0% excluding impact of such foreign currency exchange fluctuation.

As for Japan, while sales of laser printers increased, sales of black & white PPCs (plain paper copiers) and MFPs (multifunctional printers) as well as sales in Industrial Products and Other segments decreased. Consequently, overall domestic sales decreased by 4.1% as compared to the previous corresponding period.

As for overseas, despite the appreciation of the Yen against the U.S. dollar, the increase in sales of color MFPs and color laser printers contributed to the favorable performance in each geographic area to strengthen its sales structures and expand printer business operations. Although sales in the Americas increased by 0.9% (+13.4%, excluding foreign currency exchange fluctuation) due mainly to economic downturns and the appreciation of the Yen against the U.S. dollar, sales in Europe decreased by 0.1% (+0.3%, excluding foreign currency exchange fluctuation) and sales in Other, comprised of China, South East Asia and Oceania, decreased by 4.2% (+1.9%, excluding foreign currency exchange fluctuation). As a result, sales in the overseas market decreased by 0.3% as compared to the previous corresponding period. Excluding effects of foreign currency fluctuations, net sales in overseas would have increased by 5.3% as compared to the previous corresponding period.

Although gross profit decreased by 1.8% as compared to the previous corresponding period, to Yen 443.3 billion due mainly to the appreciation of the Yen, gross profit as a percentage of net sales increased by 0.1 percentage point as compared to the previous corresponding period, to 41.6%. This increase primarily reflects the increase in sales derived from cost reduction.

Selling, general and administrative expenses increased by 3.2% as compared to the previous corresponding period, to Yen 378.2 billion due to the increase of expenses relating to expanding printer business operations and R&D activity.

As a result, operating income decreased by 23.0% as compared to the previous corresponding period, to Yen 65.0 billion.

Other (income) expenses, foreign exchange loss increased as compared to the previous corresponding period. As a result, income before income taxes decreased by 30.8% as compared to the previous corresponding period, to Yen 58.8 billion.

As a result, net income decreased by 35.4% as compared to the previous corresponding period, to Yen 34.3 billion.

*Conditions by Product Line

Conditions by Product Line for half year ended September 30, 2008 are as follows;

Imaging & Solutions (Sales down 0.5% to Yen 919.7 billion)
---------------------------------------------------------

     Imaging Solutions (Sales down 1.6% to Yen 814.1 billion)
     -------------------------------------------------------

     As for PPCs and MFPs, while sales of color products remained steady, sales of monochrome products decreased significantly as compared to the previous corresponding period.

     As for printers, sales increased both in Japan and overseas, reflecting Ricoh's continuing effort to strengthen its sales structures and expand printer business operations.

     Excluding effects of foreign currency fluctuations, net sales in this category would have increased by 2.1% as compared to the previous corresponding period.

     Network System Solutions (Sales up 8.7% to Yen 105.6 billion)
     ------------------------------------------------------------

     Sales in this category increased by 8.7% as compared to the previous corresponding period, to Yen 105.6 billion. Excluding effects of foreign currency fluctuations, net sales in this category would have increased by 9.6% as compared to the previous corresponding period.

Overseas IT service business was changed from Imaging Solutions to Network System Solutions in this period. The effect of the change was Yen 9.5 billion.

As a result, sales in the Imaging & Solutions segment decreased by 0.5% as compared to the previous corresponding period, to Yen 919.7 billion. Operating income decreased by 11.4% as compared to the previous corresponding period, to Yen 98.2 billion due to the increase of expenses relating to the expansion of its business operations as well as the appreciation of the Yen against U.S. dollar.

Industrial Products (Sales down 12.4% to Yen 67.8 billion)
----------------------------------------------------------

Sales in the Industrial Products segment decreased by 12.4% as compared to the previous corresponding period, to Yen 67.8 billion. Sales of electronic components decreased.

As a result, operating income in the Industrial Products segment was Yen 0.7 billion (Yen 2.6 billion for the previous corresponding period).

Other (Sales down 9.2% to Yen 78.3 billion)
-------------------------------------------

Net sales in the Other segment decreased by 9.2% as compared to the previous corresponding period, to Yen 78.3 billion. Sales of digital cameras decreased both in Japan and overseas.

As a result operating income in the Other segment was Yen 1.5 billion (Yen 1.1 billion for the previous corresponding period).

2. FINANCIAL POSITION

*Assets, Liabilities and Shareholders' Investment

Total Assets amounted to Yen 2,220.8 billion as of September 30, 2008.

For Assets, inventories increased from the end of the previous period. As a result, total assets increased by Yen 6.5 billion, to Yen 2,220.8 billion.

For Liabilities, although short-term borrowings increased, trade payables and long-term indebtedness decreased. As a result, total liabilities decreased by Yen 6.7 billion, to Yen 1,069.1 billion.

Minority Interest decreased by Yen 9.0 billion, to Yen 49.2 billion, due primarily to the fact that Ricoh Elemex Corporation became a wholly owned subsidiary of Ricoh.

Shareholders' investment increased by Yen 22.2 billion, to Yen 1,102.4 billion due primarily to the fact that the decrease by dividends payment was sufficiently offset by the increase by earning profit.

*Cash Flows (First half year from April 1, 2008 to September 30, 2008)

Cash Flows results for half year ended September 30, 2008 are as follows;

Net cash provided by operating activities in this period decreased by Yen 57.7 billion as compared to the previous corresponding period, to Yen 21.1 billion. Net income and trade payables decreased and inventories and finance receivables increased as compared to the previous corresponding period.

Net cash used in investing activities in this period decreased by Yen 71.4 billion as compared to the previous corresponding period, to Yen 65.6 billion. Net cash used in investing activities in the previous corresponding period consisted primarily of a payment in connection with the establishment and commencement of a joint venture company with IBM Corporation.

As a result, free cash flows generated by operating and investing activities decreased by Yen 13.7 billion as compared to the previous corresponding period, to cash outflows of Yen 44.5 billion.

Net cash used in financing activities amounted to Yen 34.1 billion due primarily to an increase in short-term borrowings.

As a result, cash and cash equivalents as of September 30, 2008 decreased by Yen
10.9 billion as compared to the end of the preceding fiscal year, to Yen 159.6 billion.

3. FORECAST FOR THE ENTIRE FISCAL YEAR

As for the forecast of business results for the first half of fiscal year ending March 31, 2009 and exchange rate fluctuations, we have revised downward our forecast of sales, gross profit, operating income, income before income taxes and net income from announced in July 2008. This revision reflects the third quarter result and so on.

Ricoh assumes that exchange rates of Yen 100.00 against the U.S. dollar and of Yen 130.00 against the Euro in and after the third quarter, which were changed from announced in July 2008.

Our performance forecast for fiscal year 2009 is as follows:
Exchange Rate Assumptions for the full year ending March 31, 2009
US$ 1 = Yen 103.08 (Yen 114.40 in previous fiscal year)
EURO 1 = Yen 146.35 (Yen 161.69 in previous fiscal year)

                                                     (Billions of yen)
----------------------------------------------------------------------
                               Year ending       Year ended
                             March 31, 2009    March 31, 2008
                               (Forecast)         (Results)     Change
----------------------------------------------------------------------
   Domestic sales                1,000.0           1,016.0       -1.6%
   Overseas sales                1,150.0           1,203.9       -4.5%
Net sales                        2,150.0           2,219.9       -3.2%
Gross profit                       898.0             927.7       -3.2%
Operating income                   150.0             181.5      -17.4%
Income before income taxes         142.0             174.6      -18.7%
Net income                          87.0             106.4      -18.3%
----------------------------------------------------------------------

* Ricoh bases the forecast estimates for the year ending March 31, 2009 above upon information currently available to management, which involves risks and uncertainties that could cause actual results to differ materially from those projected.

4. OTHERS

(1) Changes in significant subsidiaries:

Not applicable

(2) Changes in accounting method:

Adoption of new accounting standards:

i. In September 2006, the FASB issued SFAS No.157, "Fair Value Measurements". The effect that adoption of SFAS 157 has on its consolidated results of operations and financial condition was not material.

ii. In September 2006, the FASB issued SFAS 158, "Employers' Accounting for Defined Benefit Pension and Other Postretirement Plans". The effect that adoption of SFAS 158 has on its consolidated results of operations and financial condition was not material.

5. CONSOLIDATED FINANCIAL STATEMENTS

(1) CONSOLIDATED BALANCE SHEETS

Assets                                                                                                (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                                         September 30, 2008   March 31, 2008    Change
-----------------------------------------------------------------------------------------------------------------------
Current Assets
   Cash and time deposits                                                       162,239            172,138      -9,899
   Trade receivables                                                            693,161            699,043      -5,882
   Inventories                                                                  206,178            192,023      14,155
   Other current assets                                                          62,406             60,936       1,470
Total Current Assets                                                          1,123,984          1,124,140        -156
Fixed Assets
   Tangible fixed assets                                                        256,394            254,633       1,761
   Finance receivables                                                          457,943            445,436      12,507
   Other investments                                                            382,560            390,159      -7,599
Total Fixed Assets                                                            1,096,897          1,090,228       6,669
-----------------------------------------------------------------------------------------------------------------------
Total Assets                                                                  2,220,881          2,214,368       6,513
-----------------------------------------------------------------------------------------------------------------------
Note:
Contents of cash and time deposits;
   Cash and cash equivalents                                                    159,674            170,607
   Time deposits                                                                  2,565              1,531

Liabilities and Shareholders' Investment                                                             (Millions of yen)
----------------------------------------------------------------------------------------------------------------------
                                                                         September 30, 2008   March 31, 2008    Change
----------------------------------------------------------------------------------------------------------------------
Current Liabilities
   Trade payables                                                               328,121           360,569      -32,448
   Short-term borrowings                                                        217,125           158,442       58,683
   Other current liabilities                                                    183,691           194,745      -11,054
Total Current Liabilities                                                       728,937           713,756       15,181
Fixed Liabilities
   Long-term indebtedness                                                       209,765           225,930      -16,165
   Accrued pension and severance costs                                          101,283            99,830        1,453
   Other fixed liabilities                                                       29,121            36,373       -7,252
Total Fixed Liabilities                                                         340,169           362,133      -21,964
----------------------------------------------------------------------------------------------------------------------
Total Liabilities                                                             1,069,106         1,075,889       -6,783
----------------------------------------------------------------------------------------------------------------------
Minority Interest                                                                49,282            58,283       -9,001
----------------------------------------------------------------------------------------------------------------------
Shareholders' Investment
   Common stock                                                                 135,364           135,364           --
   Additional paid-in capital                                                   186,117           186,448         -331
   Retained earnings                                                            857,327           835,238       22,089
   Accumulated other comprehensive income (loss)                                -39,688           -31,005       -8,683
   Treasury stock                                                               -36,627           -45,849        9,222
Total Shareholders' Investment                                                1,102,493         1,080,196       22,297
----------------------------------------------------------------------------------------------------------------------
Total Liabilities and Shareholders' Investment                                2,220,881         2,214,368        6,513
----------------------------------------------------------------------------------------------------------------------
Note:
Other comprehensive income;
   Net unrealized holding gains (losses) on available-for-sale securities           -69             1,316       -1,385
   Pension liability adjustments                                                -21,076           -20,788         -288
   Net unrealized gains (losses) on derivative instruments                           12              -408          420
   Cumulative translation adjustments                                           -18,555           -11,125       -7,430

      Reference: Exchange rate                                            September 30, 2008   March 31, 2008
         US$ 1                                                               Yen 103.57        Yen 100.19
         EURO 1                                                              Yen 149.05        Yen 158.19

(2) CONSOLIDATED STATEMENTS OF INCOME

Half year ended September 30, 2007 and 2008

                                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                   Half year ended      Half year ended
                                                 September 30, 2008   September 30, 2007    Change     %
----------------------------------------------------------------------------------------------------------
Net sales                                             1,065,927            1,088,373       -22,446    -2.1
Cost of sales                                           622,583              637,120       -14,537    -2.3
      Percentage of net sales (%)                          58.4                 58.5
Gross Profit                                            443,344              451,253        -7,909    -1.8
      Percentage of net sales (%)                          41.6                 41.5
Selling, general and administrative expenses            378,268              366,685        11,583     3.2
      Percentage of net sales (%)                          35.5                 33.7
Operating income                                         65,076               84,568       -19,492   -23.0
      Percentage of net sales (%)                           6.1                  7.8
Other (income) expenses
   Interest and dividend income                           3,078                3,160           -82    -2.6
      Percentage of net sales (%)                           0.3                  0.3
   Interest expense                                       2,448                2,721          -273   -10.0
      Percentage of net sales (%)                           0.2                  0.3
   Other, net                                             6,831                  -35         6,866      --
      Percentage of net sales (%)                           0.6                 -0.0
Income before income taxes,
   equity income and minority interests                  58,875               85,042       -26,167   -30.8
      Percentage of net sales (%)                           5.5                  7.8
Provision for income taxes                               22,582               29,878        -7,296   -24.4
      Percentage of net sales (%)                           2.1                  2.7
Minority interests in earnings of subsidiaries            1,970                2,959          -989   -33.4
      Percentage of net sales (%)                           0.2                  0.3
Equity in earnings of affiliates                             22                  955          -933   -97.7
      Percentage of net sales (%)                           0.0                  0.1
Net Income                                               34,345               53,160       -18,815   -35.4
      Percentage of net sales (%)                           3.2                  4.9
----------------------------------------------------------------------------------------------------------

         Reference : Exchange rate
            US$ 1                                        Yen 106.15           Yen 119.37
            EURO 1                                       Yen 162.69           Yen 162.36

Three months ended September 30, 2007 and 2008

                                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                 Three months ended   Three months ended
                                                 September 30, 2008   September 30, 2007    Change     %
----------------------------------------------------------------------------------------------------------
Net sales                                               544,353              558,260       -13,907    -2.5
Cost of sales                                           329,406              335,777        -6,371    -1.9
      Percentage of net sales (%)                          60.5                 60.1
Gross Profit                                            214,947              222,483        -7,536    -3.4
      Percentage of net sales (%)                          39.5                 39.9
Selling, general and administrative expenses            189,621              184,531         5,090     2.8
      Percentage of net sales (%)                          34.8                 33.1
Operating income                                         25,326               37,952       -12,626   -33.3
      Percentage of net sales (%)                           4.7                  6.8
Other (income) expenses
   Interest and dividend income                           1,790                1,855           -65    -3.5
      Percentage of net sales (%)                           0.3                  0.3
   Interest expense                                       1,379                1,572          -193   -12.3
      Percentage of net sales (%)                           0.3                  0.3
   Other, net                                            10,597                6,457         4,140    64.1
      Percentage of net sales (%)                           1.9                  1.1
Income before income taxes,
   equity income and minority interests                  15,140               31,778       -16,638   -52.4
      Percentage of net sales (%)                           2.8                  5.7
Provision for income taxes                                5,757               11,686        -5,929   -50.7
      Percentage of net sales (%)                           1.1                  2.1
Minority interests in earnings of subsidiaries              796                1,337          -541   -40.5
      Percentage of net sales (%)                           0.1                  0.2
Equity in earnings of affiliates                             15                  550          -535   -97.3
      Percentage of net sales (%)                           0.0                  0.1
Net Income                                                8,602               19,305       -10,703   -55.4
      Percentage of net sales (%)                           1.6                  3.5
----------------------------------------------------------------------------------------------------------

         Reference : Exchange rate
            US$ 1                                    Yen 107.63           Yen 117.98
            EURO 1                                   Yen 161.92           Yen 162.00

CONSOLIDATED SALES BY PRODUCT CATEGORY

Half year ended September 30, 2007 and 2008

                                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                   Half year ended      Half year ended
                                                 September 30, 2008   September 30, 2007    Change     %
----------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                                    814,105              827,392       -13,287    -1.6
      Percentage of net sales (%)                          76.4                 76.0
   Network System Solutions                             105,667               97,235         8,432     8.7
      Percentage of net sales (%)                           9.9                  9.0
Imaging & Solutions Total                               919,772              924,627        -4,855    -0.5
      Percentage of net sales (%)                          86.3                 85.0
----------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                      67,841               77,476        -9,635   -12.4
      Percentage of net sales (%)                           6.4                  7.1
----------------------------------------------------------------------------------------------------------
[Other]
Other                                                    78,314               86,270        -7,956    -9.2
      Percentage of net sales (%)                           7.3                  7.9
----------------------------------------------------------------------------------------------------------
Grand Total                                           1,065,927            1,088,373       -22,446    -2.1
    Percentage of net sales (%)                           100.0                100.0
----------------------------------------------------------------------------------------------------------

* Overseas IT service business was changed from Imaging Solutions to Network System Solutions in this period. The effect of the change was Yen 9,543 million.

         Reference : Exchange rate
            US$ 1                                        Yen 106.15           Yen 119.37
            EURO 1                                       Yen 162.69           Yen 162.36

Three months ended September 30, 2007 and 2008

                                                 Three months ended   Three months ended
                                                 September 30, 2008   September 30, 2007    Change     %
----------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                                    403,987              415,209       -11,222    -2.7
      Percentage of net sales (%)                          74.2                 74.4
   Network System Solutions                              60,527               56,580         3,947     7.0
      Percentage of net sales (%)                          11.1                 10.1
Imaging & Solutions Total                               464,514              471,789        -7,275    -1.5
      Percentage of net sales (%)                          85.3                 84.5
----------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                                      34,746               41,940        -7,194   -17.2
      Percentage of net sales (%)                           6.4                  7.5
----------------------------------------------------------------------------------------------------------
[Other]
Other                                                    45,093               44,531           562     1.3
      Percentage of net sales (%)                           8.3                  8.0
----------------------------------------------------------------------------------------------------------
Grand Total                                             544,353              558,260       -13,907    -2.5
      Percentage of net sales (%)                         100.0                100.0
----------------------------------------------------------------------------------------------------------

* Overseas IT service business was changed from Imaging Solutions to Network System Solutions in this period. The effect of the change was Yen 4,851 million.

         Reference : Exchange rate
            US$ 1                                    Yen 107.63         Yen 117.98
            EURO 1                                   Yen 161.92         Yen 162.00

CONSOLIDATED SALES BY GEOGRAPHIC AREA

Half year ended September 30, 2007 and 2008

                                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                   Half year ended      Half year ended
                                                 September 30, 2008   September 30, 2007    Change     %
----------------------------------------------------------------------------------------------------------
[Domestic]                                              483,817              504,439       -20,622    -4.1
   Percentage of net sales (%)                             45.4                 46.3
[Overseas]                                              582,110              583,934        -1,824    -0.3
   Percentage of net sales (%)                             54.6                 53.7
      The Americas                                      217,585              215,701         1,884     0.9
         Percentage of net sales (%)                       20.4                 19.8
      Europe                                            288,710              289,116          -406    -0.1
         Percentage of net sales (%)                       27.1                 26.6
      Other                                              75,815               79,117        -3,302    -4.2
         Percentage of net sales (%)                        7.1                  7.3
Grand Total                                           1,065,927            1,088,373       -22,446    -2.1
   Percentage of net sales (%)                            100.0                100.0
----------------------------------------------------------------------------------------------------------

            Reference : Exchange rate
               US$ 1                                 Yen 106.15           Yen 119.37
               EURO 1                                Yen 162.69           Yen 162.36

Three months ended September 30, 2007 and 2008

                                                                                         (Millions of yen)
----------------------------------------------------------------------------------------------------------
                                                 Three months ended   Three months ended
                                                 September 30, 2008   September 30, 2007    Change     %
----------------------------------------------------------------------------------------------------------
[Domestic]                                              249,948              259,705        -9,757    -3.8
   Percentage of net sales (%)                             45.9                 46.5
[Overseas]                                              294,405              298,555        -4,150    -1.4
   Percentage of net sales (%)                             54.1                 53.5
      The Americas                                      115,921              112,527         3,394     3.0
         Percentage of net sales (%)                       21.3                 20.2
      Europe                                            140,039              142,267        -2,228    -1.6
         Percentage of net sales (%)                       25.7                 25.5
      Other                                              38,445               43,761        -5,316   -12.1
         Percentage of net sales (%)                        7.1                  7.8
Grand Total                                             544,353              558,260       -13,907    -2.5
   Percentage of net sales (%)                            100.0                100.0
----------------------------------------------------------------------------------------------------------

            Reference : Exchange rate
               US$ 1                                 Yen 107.63           Yen 117.98
               EURO 1                                Yen 161.92           Yen 162.00

(3) CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                      (Millions of yen)
-----------------------------------------------------------------------------------------------------------------------
                                                                                   Half year ended      Half year ended
                                                                                September 30, 2008   September 30, 2007
-----------------------------------------------------------------------------------------------------------------------
I. Cash Flows from Operating Activities:
  Net income                                                                            34,345               53,160
   Adjustments to reconcile net income to net cash provided by operating activities--
      Depreciation and amortization                                                     48,742               46,662
      Equity in earnings of affiliates, net of dividends received                          -22                 -380
      Deferred income taxes                                                             -5,797                1,965
      Loss on disposals and sales of tangible fixed assets                                 760                  936
      Pension and severance costs, less payments                                         1,245               -3,352
   Changes in assets and liabilities--
      Decrease (Increase) in trade receivables                                           4,719               -2,705
      Increase in inventories                                                          -15,586               -1,895
      Increase in finance receivables                                                  -16,240               -7,357
      Decrease in trade payables                                                       -33,167               -2,363
      Decrease in accrued income taxes and accrued expenses and other                   -9,550              -11,396
   Other, net                                                                           11,651                5,561
-----------------------------------------------------------------------------------------------------------------------
Net cash provided by operating activities                                               21,100               78,836
-----------------------------------------------------------------------------------------------------------------------
II. Cash Flows from Investing Activities:
   Proceeds from sales of property, plant and equipment                                     73                   36
   Expenditures for property, plant and equipment                                      -46,965              -39,677
   Payments for purchases of available-for-sale securities                                -909              -48,486
   Proceeds from sales of available-for-sale securities                                    253               49,930
   Increase in time deposits                                                            -1,047                  242
   Other, net                                                                          -17,045              -99,169
-----------------------------------------------------------------------------------------------------------------------
Net cash used in investing activities                                                  -65,640             -137,124
-----------------------------------------------------------------------------------------------------------------------
III. Cash Flows from Financing Activities:
   Proceeds from long-term indebtedness                                                 25,329               44,521
   Repayment of long-term indebtedness                                                 -37,243              -46,972
   Increase in short-term borrowings, net                                               58,981               17,194
   Repayment of long-term debt securities                                                   --              -10,000
   Dividends paid                                                                      -12,256              -10,950
   Payment for purchase of treasury stock                                                 -317                 -469
   Other, net                                                                             -312                 -580
-----------------------------------------------------------------------------------------------------------------------
Net cash used in financing activities                                                   34,182               -7,256
-----------------------------------------------------------------------------------------------------------------------
IV. Effect of Exchange Rate Changes on Cash and Cash Equivalents                          -575                  -57
-----------------------------------------------------------------------------------------------------------------------
V. Net Increase (Decrease) in Cash and Cash Equivalents                                -10,933              -65,601
-----------------------------------------------------------------------------------------------------------------------
VI. Cash and Cash Equivalents at Beginning of Year                                     170,607              255,737
-----------------------------------------------------------------------------------------------------------------------
VII. Cash and Cash Equivalents at End of Period                                        159,674              190,136
-----------------------------------------------------------------------------------------------------------------------

(4) NOTES ON PREMISE GOING CONCERN

 Not applicable

(5) SEGMENT INFORMATION

     (a) Operating Segments Information

Half year ended September 30, 2007 and 2008

                                                                                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                                 Half year ended      Half year ended
                                                               September 30, 2008   September 30, 2007    Change     %
------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
      Unaffiliated customers                                          919,772              924,627        -4,855    -0.5
      Intersegment                                                         --                   --            --      --
      Total                                                           919,772              924,627        -4,855    -0.5
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                 821,569              813,772         7,797     1.0
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                    98,203              110,855       -12,652   -11.4
        Operating income on sales in Imaging & Solutions (%)             10.7                 12.0
------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
      Unaffiliated customers                                           67,841               77,476        -9,635   -12.4
      Intersegment                                                      2,293                2,155           138     6.4
      Total                                                            70,134               79,631        -9,497   -11.9
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  69,358               76,937        -7,579    -9.9
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       776                2,694        -1,918   -71.2
      Operating income on sales in Industrial Products (%)                1.1                  3.4
------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      Unaffiliated customers                                           78,314               86,270        -7,956    -9.2
      Intersegment                                                         --                   --            --      --
      Total                                                            78,314               86,270        -7,956    -9.2
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  76,733               85,105        -8,372    -9.8
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                     1,581                1,165           416    35.7
      Operating income on sales in Other (%)                              2.0                  1.4
------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                     -2,293               -2,155          -138
      Total                                                            -2,293               -2,155          -138      --
------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                     -2,292               -2,156          -136
      Corporate                                                        35,483               30,147         5,336
      Total                                                            33,191               27,991         5,200      --
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                   -35,484              -30,146        -5,338      --
------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                        1,065,927            1,088,373       -22,446    -2.1
      Intersegment                                                         --                   --            --      --
      Total                                                         1,065,927            1,088,373       -22,446    -2.1
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               1,000,851            1,003,805        -2,954    -0.3
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                    65,076               84,568       -19,492   -23.0
      Operating income on consolidated net sales (%)                      6.1                  7.8
------------------------------------------------------------------------------------------------------------------------

Three months ended September 30, 2007 and 2008

                                                                                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                               Three months ended   Three months ended
                                                               September 30, 2008   September 30, 2007    Change     %
------------------------------------------------------------------------------------------------------------------------
IMAGING & SOLUTIONS:
   Net sales:
      Unaffiliated customers                                        464,514              471,789          -7,275    -1.5
      Intersegment                                                       --                   --              --      --
      Total                                                         464,514              471,789          -7,275    -1.5
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               421,729              421,691              38     0.0
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                  42,785               50,098          -7,313   -14.6
      Operating income on sales in Imaging & Solutions (%)              9.2                 10.6
------------------------------------------------------------------------------------------------------------------------
INDUSTRIAL PRODUCTS:
   Net sales:
      Unaffiliated customers                                         34,746               41,940          -7,194   -17.2
      Intersegment                                                    1,135                1,036              99     9.6
      Total                                                          35,881               42,976          -7,095   -16.5
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                36,111               41,383          -5,272   -12.7
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                    -230                1,593          -1,823      --
      Operating income on sales in Industrial Products (%)             -0.6                  3.7
------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      Unaffiliated customers                                         45,093               44,531             562     1.3
      Intersegment                                                       --                   --              --      --
      Total                                                          45,093               44,531             562     1.3
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                44,025               44,208            -183    -0.4
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                   1,068                  323             745   230.7
      Operating income on sales in Other (%)                            2.4                  0.7
------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                   -1,135               -1,036             -99
      Total                                                          -1,135               -1,036             -99      --
------------------------------------------------------------------------------------------------------------------------
   Operating expenses:
      Intersegment                                                   -1,135               -1,039             -96
      Corporate                                                      18,297               14,065           4,232
      Total                                                          17,162               13,026           4,136      --
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                 -18,297              -14,062          -4,235      --
------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      Unaffiliated customers                                        544,353              558,260         -13,907    -2.5
      Intersegment                                                       --                   --              --      --
      Total                                                         544,353              558,260         -13,907    -2.5
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                               519,027              520,308          -1,281    -0.2
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                  25,326               37,952         -12,626   -33.3
      Operating income on consolidated net sales (%)                    4.7                  6.8
------------------------------------------------------------------------------------------------------------------------

(b) Geographic Segments Information

Half year ended September 30, 2007 and 2008

                                                                                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                                     Half year ended      Half year ended
                                                                    September 30, 2008  September 30, 2007   Change    %
------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                                 499,654             521,352      -21,698   -4.2
      Intersegment                                                       236,933             248,573      -11,640   -4.7
      Total                                                              736,587             769,925      -33,338   -4.3
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    688,870             719,417      -30,547   -4.2
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       47,717              50,508       -2,791   -5.5
         Operating income on sales in Japan (%)                              6.5                 6.6
------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                                 216,648             213,825        2,823    1.3
      Intersegment                                                         2,256               2,100          156    7.4
      Total                                                              218,904             215,925        2,979    1.4
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    224,183             210,474       13,709    6.5
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       (5,279)              5,451      -10,730     --
         Operating income on sales in the Americas (%)                      -2.4                 2.5
------------------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                                                 286,907             289,308       -2,401   -0.8
      Intersegment                                                         1,486               1,731         -245  -14.2
      Total                                                              288,393             291,039       -2,646   -0.9
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    268,240             275,209       -6,969   -2.5
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       20,153              15,830        4,323   27.3
         Operating income on sales in Europe (%)                             7.0                 5.4
------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                                  62,718              63,888       -1,170   -1.8
      Intersegment                                                        85,165              90,905       -5,740   -6.3
      Total                                                              147,883             154,793       -6,910   -4.5
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    139,585             142,549       -2,964   -2.1
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                        8,298              12,244       -3,946  -32.2
        Operating income on sales in Other (%)                               5.6                 7.9
------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                      -325,840            -343,309       17,469
      Total                                                             -325,840            -343,309       17,469     --
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   -320,027            -343,844       23,817     --
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       -5,813                 535       -6,348     --
------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                                               1,065,927           1,088,373      -22,446   -2.1
      Intersegment                                                            --                  --           --     --
      Total                                                            1,065,927           1,088,373      -22,446   -2.1
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                  1,000,851           1,003,805       -2,954   -0.3
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       65,076              84,568      -19,492  -23.0
         Operating income on consolidated net sales (%)                      6.1                 7.8
------------------------------------------------------------------------------------------------------------------------

Three months ended September 30, 2007 and 2008

                                                                                                       (Millions of yen)
------------------------------------------------------------------------------------------------------------------------
                                                                  Three months ended  Three months ended
                                                                  September 30, 2008  September 30, 2007   Change    %
------------------------------------------------------------------------------------------------------------------------
JAPAN:
   Net sales:
      External customers                                                 258,534             269,226      -10,692   -4.0
      Intersegment                                                       113,562             106,946        6,616    6.2
      Total                                                              372,096             376,172       -4,076   -1.1
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    350,455             360,737      -10,282   -2.9
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       21,641              15,435        6,206   40.2
         Operating income on sales in Japan (%)                              5.8                 4.1
------------------------------------------------------------------------------------------------------------------------
THE AMERICAS:
   Net sales:
      External customers                                                 115,363             111,314        4,049    3.6
      Intersegment                                                         1,032               1,271         -239  -18.8
      Total                                                              116,395             112,585        3,810    3.4
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    120,461             108,970       11,491   10.5
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       (4,066)              3,615       -7,681     --
         Operating income on sales in the Americas (%)                      -3.5                 3.2
------------------------------------------------------------------------------------------------------------------------
EUROPE:
   Net sales:
      External customers                                                 138,651             142,690       -4,039   -2.8
      Intersegment                                                           763                 521          242   46.4
      Total                                                              139,414             143,211       -3,797   -2.7
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    130,930             134,146       -3,216   -2.4
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                        8,484               9,065         -581   -6.4
         Operating income on sales in Europe (%)                             6.1                 6.3
------------------------------------------------------------------------------------------------------------------------
OTHER:
   Net sales:
      External customers                                                  31,805              35,030       -3,225   -9.2
      Intersegment                                                        41,238              43,479       -2,241   -5.2
      Total                                                               73,043              78,509       -5,466   -7.0
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                     69,312              71,935       -2,623   -3.6
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                        3,731               6,574       -2,843  -43.2
         Operating income on sales in Other (%)                              5.1                 8.4
------------------------------------------------------------------------------------------------------------------------
CORPORATE AND ELIMINATIONS:
   Net sales:
      Intersegment                                                      -156,595            -152,217       -4,378
      Total                                                             -156,595            -152,217       -4,378     --
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                   -152,131            -155,480        3,349     --
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       -4,464               3,263       -7,727     --
------------------------------------------------------------------------------------------------------------------------
CONSOLIDATED:
   Net sales:
      External customers                                                 544,353             558,260      -13,907   -2.5
      Intersegment                                                            --                  --           --     --
      Total                                                              544,353             558,260      -13,907   -2.5
------------------------------------------------------------------------------------------------------------------------
   Operating expenses                                                    519,027             520,308       -1,281   -0.2
------------------------------------------------------------------------------------------------------------------------
   Operating income                                                       25,326              37,952      -12,626  -33.3
         Operating income on consolidated net sales (%)                      4.7                 6.8
------------------------------------------------------------------------------------------------------------------------

(6) NOTES ON SIGNIFICANT CHANGES IN SHAREHOLDERS' INVESTMENT

Not applicable

-APPENDIX-

1. CONSOLIDATED SALES BY PRODUCT CATEGORY

Half year ended September 30, 2007 and 2008

                                                                                                                 (Millions of yen)
----------------------------------------------------------------------------------------------------------------------------------
                                           Half year ended    Half year ended                            Change excluding
                                         September 30, 2008  September 30, 2007      Change       %       exchange impact     %
----------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                            814,105             827,392         -13,287        -1.6        17,266          2.1
      Percentage of net sales (%)                  76.4                76.0
         Domestic                               286,162             296,648         -10,486        -3.5       -10,486         -3.5
         Overseas                               527,943             530,744          -2,801        -0.5        27,752          5.2
   Network System Solutions                     105,667              97,235           8,432         8.7         9,353          9.6
      Percentage of net sales (%)                   9.9                 9.0
         Domestic                                88,716              91,630          -2,914        -3.2        -2,914         -3.2
         Overseas                                16,951               5,605          11,346       202.4        12,267        218.9
Imaging & Solutions Total                       919,772             924,627          -4,855        -0.5        26,619          2.9
      Percentage of net sales (%)                  86.3                85.0
   Domestic                                     374,878             388,278         -13,400        -3.5       -13,400         -3.5
   Overseas                                     544,894             536,349           8,545         1.6        40,019          7.5
      The Americas                              208,409             206,293           2,116         1.0        28,056         13.6
      Europe                                    275,622             271,610           4,012         1.5         5,262          1.9
      Other                                      60,863              58,446           2,417         4.1         6,701         11.5
-----------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                              67,841              77,476          -9,635       -12.4        -8,641        -11.2
      Percentage of net sales (%)                   6.4                 7.1
   Domestic                                      37,314              44,251          -6,937       -15.7        -6,937        -15.7
   Overseas                                      30,527              33,225          -2,698        -8.1        -1,704         -5.1
      The Americas                                8,118               8,013             105         1.3         1,046         13.1
      Europe                                     10,879              11,526            -647        -5.6          -664         -5.8
      Other                                      11,530              13,686          -2,156       -15.8        -2,086        -15.2
-----------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                            78,314              86,270          -7,956        -9.2        -7,434         -8.6
      Percentage of net sales (%)                   7.3                 7.9
   Domestic                                      71,625              71,910            -285        -0.4          -285         -0.4
   Overseas                                       6,689              14,360          -7,671       -53.4        -7,149        -49.8
      The Americas                                1,058               1,395            -337       -24.2          -239        -17.1
      Europe                                      2,209               5,980          -3,771       -63.1        -3,768        -63.0
      Other                                       3,422               6,985          -3,563       -51.0        -3,142        -45.0
-----------------------------------------------------------------------------------------------------------------------------------
Grand Total                                   1,065,927           1,088,373         -22,446        -2.1        10,544          1.0
      Percentage of net sales (%)                 100.0               100.0
   Domestic                                     483,817             504,439         -20,622        -4.1       -20,622         -4.1
      Percentage of net sales (%)                  45.4                46.3
   Overseas                                     582,110             583,934          -1,824        -0.3        31,166          5.3
      Percentage of net sales (%)                  54.6                53.7
         The Americas                           217,585             215,701           1,884         0.9        28,863         13.4
            Percentage of net sales (%)            20.4                19.8
         Europe                                 288,710             289,116            -406        -0.1           830          0.3
            Percentage of net sales (%)            27.1                26.6
         Other                                   75,815              79,117          -3,302        -4.2         1,473          1.9
            Percentage of net sales (%)             7.1                 7.3
-----------------------------------------------------------------------------------------------------------------------------------
               Reference: Exchange rate
                  US$ 1                      Yen 106.15          Yen 119.37      Yen -13.22
                  EURO 1                     Yen 162.69          Yen 162.36      Yen   0.33

*    Each category includes the following product line:

Imaging Solutions         Digital PPCs, color PPCs, digital duplicators,
                          facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions  Personal computers, servers, network systems and network related software

Industrial Products       Thermal media, optical equipment, semiconductor
                          devices, electronic components and measuring equipment

Other                     Digital cameras

* Overseas IT service business was changed from Imaging Solutions to Network System Solutions in this period. The effect of the change was Yen 9,543 million.

                                       A1

Three months ended September 30, 2007 and 2008

                                                                                                                (Millions of yen)
---------------------------------------------------------------------------------------------------------------------------------
                                          Three months ended   Three months ended                        Change excluding
                                          September 30, 2008   September 30, 2007     Change       %      exchange impact     %
---------------------------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions                             403,987              415,209         -11,222    -2.7           2,382         0.6
      Percentage of net sales (%)                   74.2                 74.4
         Domestic                                138,093              144,975          -6,882    -4.7          -6,882        -4.7
         Overseas                                265,894              270,234          -4,340    -1.6           9,264         3.4
   Network System Solutions                       60,527               56,580           3,947     7.0           4,344         7.7
      Percentage of net sales (%)                   11.1                 10.1
         Domestic                                 51,379               53,592          -2,213    -4.1          -2,213        -4.1
         Overseas                                  9,148                2,988           6,160   206.2           6,557       219.4
Imaging & Solutions Total                        464,514              471,789          -7,275    -1.5           6,726         1.4
      Percentage of net sales (%)                   85.3                 84.5
   Domestic                                      189,472              198,567          -9,095    -4.6          -9,095        -4.6
   Overseas                                      275,042              273,222           1,820     0.7          15,821         5.8
         The Americas                            111,049              107,636           3,413     3.2          14,388        13.4
         Europe                                  133,718              133,351             367     0.3           1,225         0.9
         Other                                    30,275               32,235          -1,960    -6.1             208         0.6
---------------------------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products                               34,746               41,940          -7,194   -17.2          -6,795       -16.2
      Percentage of net sales (%)                    6.4                  7.5
   Domestic                                       18,796               23,591          -4,795   -20.3          -4,795       -20.3
   Overseas                                       15,950               18,349          -2,399   -13.1          -2,000       -10.9
         The Americas                              4,239                4,519            -280    -6.2             100         2.2
         Europe                                    5,124                5,558            -434    -7.8            -430        -7.7
         Other                                     6,587                8,272          -1,685   -20.4          -1,670       -20.2
---------------------------------------------------------------------------------------------------------------------------------
[Other]
Other                                             45,093               44,531             562     1.3             743         1.7
     Percentage of net sales (%)                     8.3                  8.0
   Domestic                                       41,680               37,547           4,133    11.0           4,133        11.0
   Overseas                                        3,413                6,984          -3,571   -51.1          -3,390       -48.5
         The Americas                                633                  372             261    70.2             298        80.1
         Europe                                    1,197                3,358          -2,161   -64.4          -2,158       -64.3
         Other                                     1,583                3,254          -1,671   -51.4          -1,530       -47.0
---------------------------------------------------------------------------------------------------------------------------------
Grand Total                                      544,353              558,260         -13,907    -2.5             674         0.1
      Percentage of net sales (%)                  100.0                100.0
   Domestic                                      249,948              259,705          -9,757    -3.8          -9,757        -3.8
      Percentage of net sales (%)                   45.9                 46.5
   Overseas                                      294,405              298,555          -4,150    -1.4          10,431         3.5
      Percentage of net sales (%)                   54.1                 53.5
         The Americas                            115,921              112,527           3,394     3.0          14,786        13.1
            Percentage of net sales (%)             21.3                 20.2
         Europe                                  140,039              142,267          -2,228    -1.6          -1,363        -1.0
            Percentage of net sales (%)             25.7                 25.5
         Other                                    38,445               43,761          -5,316   -12.1          -2,992        -6.8
            Percentage of net sales (%)              7.1                  7.8
---------------------------------------------------------------------------------------------------------------------------------
               Reference: Exchange rate
                  US$ 1                       Yen 107.63           Yen 117.98      Yen -10.35
                  EURO 1                      Yen 161.92           Yen 162.00      Yen  -0.08

*    Each category includes the following product line:

Imaging Solutions          Digital PPCs, color PPCs, digital duplicators,
                           facsimile machines, analog PPCs, diazo copiers, scanners, MFPs(multifunctional printers), laser printers and software

Network System Solutions   Personal computers, servers, network systems and
                           network related software

Industrial Products        Thermal media, optical equipment, semiconductor
                           devices, electronic components and measuring equipment

Other                      Digital cameras

* Overseas IT service business was changed from Imaging Solutions to Network System Solutions in this period. The effect of the change was Yen 4,851 million.

                                       A2

2. FORECAST OF CONSOLIDATED PERFORMANCE

                                                                                                       (Billions of yen)
------------------------------------------------------------------------------------------------------------------------
                                         Half year ended            Half year ending               Year ending
                                          Sept. 30, 2008   Change    March 31, 2009     Change   March 31, 2009   Change
                                             Results          %         Forecast           %         Forecast        %
------------------------------------------------------------------------------------------------------------------------
Net sales                                     1,065.9        -2.1         1,084.0         -4.2       2,150.0        -3.2
Gross profit                                    443.3        -1.8           454.6         -4.6         898.0        -3.2
Operating income                                 65.0       -23.0            84.9        -12.4         150.0       -17.4
Income before income taxes                       58.8       -30.8            83.1         -7.3         142.0       -18.7
Net income                                       34.3       -35.4            52.6         -1.3          87.0       -18.3
------------------------------------------------------------------------------------------------------------------------
Net income per share-basic (yen)                47.56          --           72.92           --        120.48          --
Net income per share-diluted (yen)              46.28          --           70.95           --        117.24          --
------------------------------------------------------------------------------------------------------------------------
Capital expenditures                             46.9          --            43.1           --          90.0          --
Depreciation for tangible fixed assets           35.3          --            39.7           --          75.0          --
R&D expenditures                                 63.2          --            63.8           --         127.0          --
------------------------------------------------------------------------------------------------------------------------
Exchange rate (Yen/US$)                        106.15          --          100.00           --        103.08          --
Exchange rate (Yen/EURO)                       162.69          --          130.00           --        146.35          --
------------------------------------------------------------------------------------------------------------------------

3. FORECAST OF CONSOLIDATED SALES BY PRODUCT CATEGORY

                                                                                                (Billions of yen)
-----------------------------------------------------------------------------------------------------------------
                                  Half year ending March 31, 2009             Year ending March 31, 2009
                                  -------------------------------             --------------------------
                                         Change                 Change              Change                 Change
                              Forecast      %     Forecast(*)      %     Forecast      %     Forecast(*)     %
-----------------------------------------------------------------------------------------------------------------
[Imaging & Solutions]
   Imaging Solutions             832.0     -5.7         911.0      3.3    1,646.1     -3.7       1,755.6      2.7
      Domestic                   319.0      2.2         319.0      2.2      605.1     -0.6         605.1     -0.6
      Overseas                   513.0    -10.0         592.0      3.9    1,040.9     -5.4       1,150.4      4.5
   Network System Solutions      117.8     14.5         121.0     17.7      223.4     11.7         227.5     13.7
      Domestic                    98.3      1.9          98.3      1.9      187.0     -0.6         187.0     -0.6
      Overseas                    19.5    207.8          22.7    258.3       36.4    205.3          40.5    239.8
Imaging & Solutions Total        949.8     -3.6       1,032.0      4.8    1,869.5     -2.1       1,983.2      3.9
   Domestic                      417.3      2.1         417.3      2.1      792.1     -0.6         792.1     -0.6
   Overseas                      532.5     -7.6         614.7      6.7    1,077.3     -3.2       1,191.0      7.1
      The Americas               211.2      0.5         230.5      9.7      419.6      0.8         464.8     11.6
      Europe                     249.4    -16.8         308.5      2.9      525.0     -8.1         585.3      2.4
      Other                       71.9      8.7          75.7     14.4      132.7      6.6         140.8     13.0
-----------------------------------------------------------------------------------------------------------------
[Industrial Products]
Industrial Products               63.9     -4.4          66.6     -0.4      131.7     -8.7         135.4     -6.2
   Domestic                       34.5      1.6          34.5      1.6       71.8     -8.2          71.8     -8.2
   Overseas                       29.4    -10.6          32.1     -2.4       59.9     -9.4          63.6     -3.8
      The Americas                 8.4      3.1           9.1     11.7       16.5      2.2          18.1     12.4
      Europe                       8.4    -22.9          10.4     -4.6       19.2    -14.0          21.2     -5.2
      Other                       12.6     -9.1          12.6     -9.1       24.1    -12.4          24.2    -12.1
-----------------------------------------------------------------------------------------------------------------
[Other]
Other                             70.4    -11.8          71.0    -11.0      148.7    -10.5         149.8     -9.8
   Domestic                       64.4     -6.5          64.4     -6.5      136.0     -3.4         136.0     -3.4
   Overseas                        6.0    -45.2           6.6    -39.7       12.6    -49.9          13.8    -45.4
      The Americas                 0.8      0.1           0.8      0.1        1.8    -15.3           1.9    -10.8
      Europe                       2.2    -34.0           2.8    -16.0        4.4    -52.7           5.0    -46.2
      Other                        3.0    -56.0           3.0    -56.0        6.4    -53.5           6.8    -50.4
-----------------------------------------------------------------------------------------------------------------
Grand Total                    1,084.1     -4.2       1,169.6      3.4    2,150.0     -3.2       2,268.5      2.2
   Domestic                      516.2      0.9         516.2      0.9    1,000.0     -1.6       1,000.0     -1.6
   Overseas                      567.9     -8.4         653.4      5.4    1,150.0     -4.5       1,268.5      5.4
      The Americas               220.4      0.6         240.4      9.7      437.9      0.7         484.9     11.5
      Europe                     260.0    -17.2         321.7      2.4      548.7     -9.0         611.6      1.4
      Other                       87.5      0.8          91.3      5.2      163.3     -1.6         171.8      3.6
-----------------------------------------------------------------------------------------------------------------

*    Excluding foreign exchange impact

                                       A3